SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 6)*
American Capital, Ltd.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
02503Y 10 3
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 23, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

6,010,500

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,010,500

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,010,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.75%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,464,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,464,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,464,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.96%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,464,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,464,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,464,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.96%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6").  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On May 23, 2016, Elliott and Elliott International entered into a Stockholder Voting and Support Agreement (the "Support Agreement") with Ares Capital Corporation ("Ares") in connection with a proposed acquisition of the Issuer (the "Acquisition") by Ares pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement").  Under the Support Agreement, Elliott and Elliott International agreed, among other things, to vote all shares of Common Stock they beneficially own (i) in favor of the adoption of the Merger Agreement and approval of the Acquisition, (ii) in favor of each action contemplated by the Merger Agreement with respect to which stockholder approval is required thereunder and in favor of the say-on-pay vote in connection with the Acquisition, provided that if Institutional Shareholder Services Inc. or Glass Lewis & Co., LLC recommends otherwise Elliott and Elliott International may vote in their sole discretion with respect to the say-on-pay vote and any other compensation-related proposal, (iii) against any proposal or action that would constitute a breach of the Merger Agreement, or otherwise impede, interfere with, delay, postpone or adversely affect the Acquisition and (iv) against any Competing Proposal (as defined under the Merger Agreement).  Elliott and Elliott International also agreed to certain transfer restrictions regarding the shares of Common Stock they beneficially own, and not to bring certain claims against the Issuer and the Board in connection with the Merger Agreement and the Acquisition.  The Support Agreement will expire upon the earliest of (i) the closing of the Acquisition, (ii) the termination of the Merger Agreement, (iii) the date of any amendment, modification or supplement to the Merger Agreement that (x) materially and adversely affects the economic interest of the stockholders of the Issuer or (y) otherwise decreases the consideration or changes the form of consideration payable to the stockholders of the Issuer (iv) May 23, 2017, and (v) the mutual agreement of the parties.
On May 23, 2016, the Reporting Persons entered into a Letter Agreement (the "Letter Agreement") with the Issuer in connection with the Acquisition, the Merger Agreement and the Support Agreement.  Under the Letter Agreement, the parties agreed to use their reasonable best efforts (commencing at 4:00 pm Eastern Time on May 27, 2016 and with a target of completing such discussions by 8:00 am Eastern Time on June 6, 2016) to enter into an agreement providing, among other things, (i) that in the event the Acquisition is terminated for any reason (a "Termination Event"), the Issuer will, as promptly as practicable, appoint four individuals to the Board, one selected by the Reporting Persons and three mutually agreed upon by the Issuer and the Reporting Persons, to replace four incumbent directors, (ii) the new directors will be appointed to appropriate committees of the Board promptly following their appointment to the Board, (iii) the Issuer will nominate the new directors for election at the Issuer's 2017 annual meeting of stockholders, (iv) a new Chairman of the Board (other than the incumbent) will be selected and (v) for customary standstill, voting and mutual non-disparagement provisions.  The Reporting Persons also agreed that, provided a Termination Event has not occurred, they will vote all shares of Common Stock they beneficially own in favor of the slate of directors nominated by the Board at the Issuer's 2016 annual meeting of stockholders.  The Issuer further agreed to reimburse the Reporting Persons for up to $3.0 million in expenses, with $1.5 million paid within five calendar days after the execution of the Support Agreement and $1.5 million paid upon the earlier of a Termination Event or the closing of the Acquisition.  The Letter Agreement also included a mutual non-disparagement provision.
The descriptions of the Support Agreement and the Letter Agreement above are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On May 23, 2016, Elliott, Elliott International and Ares entered into the Support Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.
On May 23, 2016, the Reporting Persons and the Issuer entered into the Letter Agreement defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
Exhibit 99.1 – Stockholder Voting and Support Agreement, dated May 23, 2016, by and among Ares Capital Corporation, Elliott Associates, L.P., and Elliott International, L.P.
Exhibit 99.2 – Letter Agreement, dated May 23, 2016, by and among American Capital, Ltd., Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	May 23, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President